Item 2: Affiliates Trading Activities on the ATS

a. Are Affiliates of the Broker-Dealer Operator permitted to enter or direct the entry of orders and trading interest into the NMS Stock ATS?

Yes1 No1

If yes, name and describe each type of Affiliate that enters or directs the entry of orders and trading interest into the ATS (e.g., broker-dealer, NMS Stock ATS, investment company, hedge fund, market maker, principal trading firm), and, for each Affiliate, provide the applicable MPID and list the capacity of its orders and trading interest (*e.g.,* principal, agency, riskless principal).

CGMI is a subsidiary of Citigroup Inc., a global financial services firm ("Citi"). Many Affiliates of CGMI have the ability to send orders to a CGMI trading desk or to a CGMI Algorithm. The determination as to whether a CO is sent to CitiBLOC on behalf of a CGMI affiliate is made by the CGMI Algorithm. CGMI Affiliates are authorized to act as broker dealers or banks (or the local equivalent). Each Affiliate may enter orders for its Clients acting as agent, or may enter orders for its account as principal. Given that orders entered by an Affiliate are entered through CGMI, the applicable MPID is SBSH.

The following CGMI Affiliates can access CitiBLOC through CGMI:

(a) U.S. BANKS -- Citibank, N.A., Citicorp North America, Inc., Citicorp Trust Delaware, National Association, Citicorp Trust South Dakota

(b) NON-U.S. BANKS -- Citigroup Global Markets India Private Limited, Citigroup Global Markets Malaysia Sdn. Bhd., Citigroup Global Markets Singapore Securities Pte. Ltd., Citigroup Chile S.A., Citigroup Financial Products Israel Limited, AO Citibank, Banco Citibank S.A., Banco Nacional de Mexico, S.A., Citibank (Switzerland) AG, Citibank Canada, Citibank Europe plc, Citibank Korea Inc., Citibank Maghreb S.A., Cititrust (Bahamas) Limited, Dom Maklerski Banku Handlowego S.A., Citibank Investments Limited, Citicorp Finance (India) Limited, Cititrust Limited

(c) U.S. BROKER DEALERS -- Citigroup Global Markets Inc., Citigroup Derivatives Markets Inc.

(d) NON-U.S. BROKER DEALERS -- Acciones y Valores Banamex, S.A. de C.V. Casa de Bolsa, Integrante del Grupo Financiero Banamex, Banchile Corredores de Bolsa S.A., Citicorp Securities (Thailand) Limited, Citigroup Global Markets (Proprietary) Limited, Citigroup Global Markets Asia Limited, Citigroup Global Markets Australia Pty Limited, Citigroup Global Markets Brasil, Corretora De Cambio Titulos E Valores Mobiliarios S.A., Citigroup Global Markets Canada Inc., Citigroup Global Markets Deutschland AG, Citigroup Global Markets Hong Kong Limited, Citigroup Global Markets Japan Inc., Citigroup Global Markets Korea Securities Limited, Citigroup Global Markets Limited, Citigroup Global Markets Taiwan Securities Company Limited, PT Citigroup Sekuritas Indonesia, Seguros Banamex, S.A. de C.V., Integrante del Grupo Financiero Banamex

(e) INVESTMENT MANAGERS -- Citigroup Global Markets Financial Products LLC, Citigroup First Investment Management Limited, Citigroup Global Markets Mauritius Private Limited, Prime Reinsurance Company, Inc.

(f) INVESTMENT FUNDS -- Citigroup Capital Partners II Employee Master Fund, L.P., Citigroup Private Equity LP., CVCIGP II Employee Rosehill Limited

(g) HOLDING COMPANIES -- Citigroup Global Markets Holdings Inc., Citibank Overseas Investment Corporation, Citigroup Financial, Products Inc., Citicorp Funding, Inc.

  (1) ~~**U.S. Bank** -- Citibank N.A.~~

  (2) ~~**Branches of U.S. Bank** -- (i) Citibank N.A., Singapore branch and (ii) Citibank N.A. HK branch~~

  (3) ~~**Non-U.S. Broker Dealer** -- (i) Citigroup Global Markets Ltd., (ii) Citigroup Global Markets Europe Ltd., (iii) Citigroup Global Markets Singapore Securities Pte. Ltd., (iv) Citigroup Global Markets Singapore Pte. Ltd., (v) Citigroup Global Markets Asia Ltd, (vi) Citigroup Global Markets Korea Securities Limited, (vii) Citigroup Global Markets Australia Pty Limited, (viii) Citigroup Global Markets Canada Inc., (ix) Citigroup Global Markets (Proprietary) Limited, (x) Citigroup Global Markets Brasil, Corretora De Cambio Titulos E Valores Mobiliarios S.A., (xi) Citigroup Global Markets Taiwan Securities Company Limited, (xii)Citibanamex Casa de Bolsa, S.A. de C.V., Casa de Bolsa, Integrante del Grupo Financiero Citibanamex, (xiii) Citigroup Global Markets Japan Inc., and (xiv) Dom Maklerski Banku Handlowego S.A.~~

  (4) ~~**Holding Company for Non-U.S. Investments** -- Citibank Overseas Investment Corporation~~

  (5) ~~**U.S. Broker Dealer** -- Citigroup Derivatives Markets Inc.~~

Item 4: Arrangements with Trading Centers

a. Are there any formal or informal arrangements (e.g., mutual, reciprocal, or preferential access arrangements) between the Broker-Dealer Operator and a Trading Center to access the NMS Stock ATS services (e.g., arrangements to effect transactions or to submit, disseminate, or display orders and trading interest in the ATS)?

<mark>Yes1</mark> No1

If yes, identify the Trading Center and ATS services and provide a summary of the terms and conditions of the arrangement.

CGMI connects to the following external Trading Centers: NYSE, NYSE American, NYSE ARCA, NYSE Chicago, NYSE National, Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX, NASDAQ, NASDAQ BX, NASDAQ PSX, IEX, Credit Suisse Crossfinder, BIDS, Deutsche Bank SuperX, ITG Posit, Instinet CBX, LeveL ATS, UBS ATS, LiquidNet H2O, Virtu MatchIt, JP Morgan JPMX, Barclays LX, IntelligentCross, Hudson River Trading, IMC, GTS, Jane Street JX, Citadel Connect, Goldman Sachs & CO LLC Sigma X2, CODA Markets INC. CODA, ~~and~~ Virtu Link, MIAX Pearl, MEMX and the Long-Term Stock Exchange .

The Broker-Dealer Operators of the Trading Centers stated above, can access CitiBLOC as a

Subscriber by satisfying the same conditions as any other Subscriber of CitiBLOC (described in Part III, Item 2(b)) or as a client of CGMI. In no event do any of these Trading Centers receive preferential treatment and there is no obligation on either the Trading Center or CGMI to route orders.

Item 23: Market Data

a.   Identify the sources of market data used by the NMS Stock ATS (e.g., proprietary feed from a national securities exchange, feed from the securities information processor ("SIP")), and how the ATS uses market data from these sources to provide the services that it offers, including how the ATS uses market data to determine the NBBO and protected quotes, and display, price, prioritize, execute, and remove orders and trading interest on the ATS.

Citi's Global Market Data (GMD) platform leverages Vela (a third party provider of normalized market data feeds) to construct the consolidated Best Bid and Offer (BBO) of protected national securities equities markets. CitiBLOC uses GMD to calculate mid-point execution prices. GMD operates outside of the CitiBLOC crossing platform; however, GMD resides in the same Equinix datacenter cage as CitiBLOC. GMD receives direct market data from Vela pertaining to Cboe BZX (Z), Cboe BYX (Y), Cboe EDGX (K), Cboe EDGA (J), NASDAQ (Q), NASDAQ BX (B), NASDAQ PSX (X), and Nyse ARCA (P). GMD receives market data from the Securities Information Processor ("SIP") via Vela pertaining to NYSE, Nyse National, Nyse American, Nyse Chicago, IEX, MIAX Pearl, MEMX and the Long-Term Stock Exchange and IEX. In the event of a single direct market data feed issue that specific direct market data feed handler will be failed over to the SIP for that specific direct market data needs.

CitiBLOC is designed to operate in compliance with all applicable rules and regulations (e.g., Regulation ATS, Regulation NMS, etc.). CitiBLOC leverages the SIP for market trading status pertaining to the following regulatory events (e.g. RegSHO Short Sale Restriction Activated, RegSHO Short Sale Restriction Removed, Trading Halted, Quote Only, Resumed Trading, Trading Paused, Limit UpLimit Down (LULD) Circuit Breaker, Volatility Indicator, Market Open and Close events for each symbol).